UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Mateus Scherer Schwening
	Name:	Mateus Scherer Schwening
	Title:	Chief Financial Officer and Investor Relations Officer

Date: March 18, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	StoneCo Ltd. – Audited Consolidated Financial Statements For The Three Years Ended December 31, 2023, 2022 and 2021.